UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)

                          Delaware Otsego Corporation
                               (Name of Issuer)

                    Common Stock, Par Value $.125 Per Share
                        (Title of Class of Securities)

                                  246244 10 7
                                (CUSIP Number)

                             James C. Bishop, Jr.
                            Three Commercial Place
                         Norfolk, Virginia 23510-9240
                           Telephone (757) 629-2600
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 17, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )


                                 Schedule 13D

  CUSIP No. 246244 10 7

 (1)   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Norfolk Southern Corporation            52-1188014
___________________________________________________________________________
 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a) ( )
                                                                  (b) (X)
___________________________________________________________________________
 (3)   SEC USE ONLY

___________________________________________________________________________
 (4)   SOURCE OF FUNDS

       00
___________________________________________________________________________
 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or                             ( )
       2(e)
___________________________________________________________________________
 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Virginia
___________________________________________________________________________
                              (7)   SOLE VOTING POWER
                                    0
                          _________________________________________________
                              (8)   SHARED VOTING POWER
 NUMBER OF SHARES
 BENEFICIALLY OWNED                 0
     BY EACH              _________________________________________________
 REPORTING PERSON             (9)   SOLE DISPOSITIVE POWER
       WITH
                                    0
                          _________________________________________________
                             (10)   SHARED DISPOSITIVE POWER

                                    0
___________________________________________________________________________
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       384,181.61
___________________________________________________________________________
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                ( )

1    Only to the extent that Norfolk Southern Corporation might or could, by reason of the arrangements with CSX Corporation and Walter G.
     Rich set forth in this Amendment No. 1 to the Statement on Schedule 13D, be deemed to be part of a group under Rule 13d-5(b)(1) of the rules pro-mulgated under the Securities and Exchange Act of 1934, as amended, and thereby for the purposes of Section 13(d) of such Act be deemed benefi-cially to own the 110,250 shares of Delaware Otsego Corporation benefi-cially owned by CSX Transportation, Inc. and the 273,931.6 shares of Delaware Otsego Corporation beneficially owned by Walter G. Rich.
___________________________________________________________________________
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.9%
___________________________________________________________________________
 (14)  TYPE OF REPORTING PERSON

       CO
___________________________________________________________________________



     This Amendment No. 1 to the Schedule 13D filed August 11, 1997
(the "Schedule 13D") by Norfolk Southern Corporation, a Virginia corporation ("Norfolk Southern"), which has its principal executive offices at Three Commercial Place, Norfolk, Virginia 23510-2191, relates to the Common Stock, par value 12 1/2 cents per share ("Common Stock"), of Delaware Otsego Corporation, a New York corporation (the "Issuer"), which has its principal executive offices at 1 Railroad Avenue, Cooperstown, New York 13326. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     On August 17, 1997 Norfolk Southern, CSX, Rich and the Issuer entered into a Merger Agreement (the "Merger Agreement") providing for, among other things, the acquisition of the Issuer. Pursuant to the Merger Agreement, such acquisition will be effected by a tender offer for all outstanding shares of Common Stock of Issuer for a cash price of $22 per share to be made by a corporation to be organized as a wholly owned subsidiary of a limited liability company to be organized by Norfolk Southern, CSX and Rich. In addition, pursuant to the Merger Agreement, any shares of Common Stock of Issuer not purchased in the tender offer (other than certain shares held by CSX and Rich which will be cancelled) will be acquired for the same price in cash in a second-step merger. The tender offer and the merger are subject to customary conditions set forth in the Merger Agreement. On August 17, 1997 Norfolk Southern, CSX and Rich also entered into a letter agreement (the "Letter Agreement") setting forth their understanding that the organization and capitalization of the limited liability company to be formed for purposes of the acquisition and the proposed acquisition of all of the outstanding shares of Common Stock of the Issuer will be in accordance with the terms of the Letter of Offer as modified by the Merger Agreement.

     The Merger Agreement and the Letter Agreement are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference. The foregoing description of the Merger Agreement and the Letter Agreement is qualified in its entirety by reference to such Exhibits.

     On or about August 14, 1997, a purported class action, captioned
Bernabe v. Walter G. Rich et al., Index No. 97-114690, was filed in the Supreme Court of the State of New York for the County of New York. The complaint names as defendants the Issuer and the members of its board of directors, including Rich, as well as CSX and Norfolk Southern. The complaint alleges, among other things, that the proposed acquisition referred to herein is the product of unfair dealing, that the proposed purchase price therefor is grossly inadequate, that the individual defendants have breached their fiduciary duties in failing to disclose material information, and that defendant Rich has breached his fiduciary duties by acting in a manner designed to benefit himself at the expense of the public stockholders. The complaint further alleges that CSX and Norfolk Southern have aided and abetted the alleged breaches of fiduciary duty by Rich. The complaint seeks preliminary and permanent injunctive relief, rescission in the event a transaction is consummated and rescissory damages. Norfolk
Southern believes the claims are meritless.

     The Complaint is attached hereto as Exhibit 4 and is incorporated herein by reference. The foregoing description of the complaint is qualified in its entirety by reference to such Exhibit.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is hereby made to the information set forth under Item 4, above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended by adding the following:

     Exhibit 2  -   Merger Agreement between Norfolk Southern, CSX, Rich
                    and the Issuer dated August 17, 1997.

     Exhibit 3  -   Letter Agreement between Norfolk Southern, CSX and Rich
                    dated August 17, 1997.

     Exhibit 4  -   Class Action Complaint in the action captioned Richard
                    Bernabe v. Walter G. Rich et al., Index No. 97-114690, filed in the Supreme Court of the State of New York for the County of New York.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 1997

                                             NORFOLK SOUTHERN CORPORATION

                                             By:  /s/Sandra T. Pierce
                                             Name:   Sandra T. Pierce
                                             Title:  Assistant Corporate
                                                       Secretary


                               EXHIBIT INDEX

Exhibit 1 -    Letter of Offer on behalf of Newco dated August 8, 1997
               (filed as an Exhibit to the Schedule 13D on August 11,
               1997).

Exhibit 2 -    Merger Agreement between Norfolk Southern, CSX, Rich and the
               Issuer, dated August 17, 1997.

Exhibit 3 -    Merger Agreement between Norfolk Southern, CSX, and Rich
               dated August 17, 1997.

Exhibit 4 -    Class Action Complaint in the action captioned Richard
               Bernabe v. Walter G. Rich et al., Index No. 97-114690, filed in the Supreme Court of the State of New York for the County of New York.